UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
Form SD
Specialized Disclosure Report
_______________________
AVIAT NETWORKS, INC.
(Exact name of registrant as specified in its charter)
______________________________________

Delaware	001-33278	20-5961564
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

200 Parker Dr., Suite C100A, Austin, Texas	78728
(Address of principal executive offices)	(Zip Code)

David Gray, Chief Financial Officer
(408) 941-7100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Aviat Networks, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 and is publicly available at www.aviatnet.com. The website and the information accessible through it are not incorporated in this specialized disclosure report.

Item 1.02 Exhibit

See Exhibit 1.01 to this specialized disclosure report, which is incorporated herein by reference.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVIAT NETWORKS, INC.

May 31, 2022	By:	/s/ David M. Gray
		Name:	David M. Gray
		Title:	Sr. Vice President and Chief Financial Officer (duly authorized officer)